Filed Pursuant to Rule 253(g)(2)

File No. 024-11419

Explanatory Note: The following offering circular supplement number two is being provided to identify that sales through OpenDeal Broker, LLC will end on September 15, 2022.

OFFERING CIRCULAR SUPPLEMENT DATED JULY 19, 2022

BOXABL INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated July 7, 2022 of Boxabl Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Company previously filed a supplement on July 7, 2022 announcing a final selling date of September 15, 2022 for sales being made through StartEngine Primary, LLC. This supplement adds that September 15, 2022 will also be the final selling date for sales being made through OpenDeal Broker, LLC as well.

Offers and sales will continue to be made in this offering after September 15, 2022, with such sales being processed by Dalmore Group, LLC. No changes are being made to the Offering Circular except as identified below:
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Cover Page

In addition, we have engaged OpenDeal Broker LLC (“OpenDeal Broker”) to assist with processing of investments through the online investment platform at .co maintained for OpenDeal Broker’s benefit by its affiliates (the “Republic Platform”). OpenDeal Broker will perform substantially the same services as Dalmore, but only for those subscriptions received through Republic Platform. The Republic Platform will be used to communicate the offering to investors so they may purchase the securities in this offering through OpenDeal Broker. As compensation, the company will pay to OpenDeal Broker a commission equal to 5% of the amount raised through Republic for aggregate investments up to $1,000,000, and 4% of the amount raised over $1,000,000 OpenDeal Broker will also receive a securities commission equivalent to 1% of the dollar value of the securities issued to Investors through the Republic Platform at the time of closing. OpenDeal Broker will comply with Lock-Up Restriction required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), OpenDeal Broker will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.  The final day that OpenDeal Broker will participate as a placement agent in this Offering is September 15, 2022.

Broker-Dealer Agreements

OpenDeal Broker LLC Agreement

In addition, the company has engaged OpenDeal Broker LLC (CRD #297797) to assist with processing of investments through the online investment platform at www.republic.co maintained for OpenDeal Broker LLC (“OpenDeal Broker”) benefit by its affiliates. (the “Republic Platform”). OpenDeal Broker LLC will perform substantially the same services as Dalmore, but only for those subscriptions received through the Republic Platform, which will be limited to sales of our Series A-2 Preferred Stock. These services include:

●	Provide a landing page on the Republic Platform for our offering of the Shares and perform related services;
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Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, including Regulation Best Interest compliance, and provide a recommendation to the company whether or not to accept investor as a customer;

●	Provide technical services to allow us to execute and deliver evidence of the executed subscription agreement to the investor, and
●	Provide services that allow an investor to send consideration for the Series A-2 Preferred Stock to the Escrow Agent, Prime Trust, LLC.

The company does not intend to actively promote the offering on Republic, and OpenDeal Broker will not act as an underwriter or placement agent for this offering. OpenDeal Broker’s participation in this offering will end on September 15, 2022.